Filed Pursuant To Rule 433

Registration No. 333-167503

June 15, 2010

Polo Ralph Lauren Prices Secondary Offering of Common Stock

NEW YORK, June 15, 2010—Polo Ralph Lauren Corporation (NYSE: RL) (the “Company”) today announced that an underwritten secondary public offering of 9.0 million shares of Class A common stock owned by its principal stockholder, Mr. Ralph Lauren, was priced at a public offering price of $81 per share. J.P. Morgan, Goldman, Sachs & Co., Deutsche Bank Securities and UBS Investment Bank, the underwriters of the offering, have a 30-day option to purchase up to an additional 1.35 million shares of Class A common stock from Mr. Lauren. The Company did not sell any shares in the offering and will not receive any proceeds from the offering.

The Company has also agreed to purchase an additional 1.0 million shares of Class A common stock from Mr. Lauren at the per share price of the public offering. All of the Class A common stock to be sold by Mr. Lauren will consist of shares received upon the conversion of an equal number of shares of Class B common stock.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT POLO RALPH LAUREN

Polo Ralph Lauren Corporation (NYSE: RL) is a leader in the design, marketing and distribution of premium lifestyle products in four categories: apparel, home, accessories and fragrances. For more than 40 years, Polo’s reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company’s brand names, which include “Polo by Ralph Lauren”, “Ralph Lauren Purple Label”, “Ralph Lauren Collection”, “Black Label”, “Blue Label”, “Lauren by Ralph Lauren”, “Polo Jeans Co.”, “RRL”, “RLX”, “Rugby”, “Ralph Lauren Childrenswear”, “American Living”, “Chaps” and “Club Monaco”, among others, constitute one of the world’s most widely recognized families of consumer brands. For more information, go to http://investor.ralphlauren.com.

This press release and oral statements made from time to time by representatives of the Company contain certain “forward-looking statements” concerning current expectations about the offering, the Company’s future results and condition, including revenues, store openings, gross margins, expenses and earnings. Actual results might differ materially from those projected in the forward-looking statements. Among the factors that could cause actual results to materially differ include, among others, market conditions generally and with respect to the Company’s Class A common stock in particular, changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors; changes in the economy and other events leading to a reduction in discretionary consumer spending; risks associated with the Company’s dependence on sales to a limited number of large department store customers, including risks related to extending credit to customers; risks associated with the Company’s dependence on its licensing partners for a significant portion of its net income and risks associated with a lack of operational and financial control over licensed businesses; risks associated with changes in social, political, economic and other conditions affecting foreign operations or sourcing (including foreign exchange fluctuations) and the possible adverse impact of changes in import restrictions;

risks associated with uncertainty relating to the Company’s ability to implement its growth strategies or its ability to successfully integrate acquired businesses; risks arising out of litigation or trademark conflicts, and other risk factors identified in the Company’s Annual Report on Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

SOURCE: Polo Ralph Lauren Corporation

Polo Ralph Lauren

Investor Relations

James Hurley, 212-813-7862

or

Corporate Communications

Julie Berman, 212-583-2262